EXHIBIT 99.1

Brookfield Renewable to Issue C$400 Million of Green Bonds

BROOKFIELD, News, March 27, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield Renewable”) today announced that it has agreed to issue C$400 million aggregate principal amount of medium-term notes, Series 16, due October 28, 2033, which will bear interest at a rate of 5.292% per annum, payable semi-annually (the “Notes”). Brookfield Renewable Partners ULC (“Finco”), a subsidiary of Brookfield Renewable, will be the issuer of the Notes, which will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated August 20, 2021 and a related prospectus supplement and pricing supplement to be dated March 27, 2023. The issue is expected to close on or about March 29, 2023 subject to customary closing conditions.

The Notes will represent Brookfield Renewable’s seventh corporate-level green bond in Canada. Brookfield intends to use the net proceeds from the sale of the Notes to repay indebtedness incurred by the Partnership to fund Eligible Investments (as defined in the Brookfield Renewable Green Bond and Preferred Securities Framework dated February 2020). The Green Bond and Preferred Securities Framework is available on Brookfield Renewable’s website and described in the prospectus supplement in respect of the offering.

The Notes have been rated BBB+ by S&P Global Ratings, BBB (high) with a stable trend by DBRS Limited and BBB+ by Fitch Ratings.

The Notes are being offered through a syndicate of agents led by Scotiabank, CIBC Capital Markets and RBC Capital Markets, and including BMO Capital Markets, National Bank Financial Markets, TD Securities, HSBC, Desjardins, Mizuho Securities, MUFG, SMBC Nikko, iA Private Wealth Inc. and Sera Global.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for decarbonization technologies. Our diversified portfolio consists of hydroelectric, wind, solar, distributed energy and sustainable technology solutions across five continents. Our installed capacity totals approximately 25,400 megawatts and a development pipeline of approximately 110,000 megawatts of renewable power assets, 8 million metric tonnes per annum (“MMTPA”) of carbon capture and storage, 2 million tons per annum of recycled materials capacity and 3 million metric million British thermal units (“MMBtu”) annual capacity of renewable natural gas projects. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $800 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+ (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering of Notes. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.